QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(10)

Contact:

Martin Forrest	Jeff Cooper
Senior Director	Vice President
Corporate Communications & Investor Relations 510.923.5705	Finance Matrix Pharmaceutical Inc 510.494.7752

CHIRON AND MATRIX ANNOUNCE EXTENSION OF TENDER OFFER

        EMERYVILLE, CA, and FREMONT, CA, February 11, 2002—Chiron Corporation (Nasdaq: CHIR) and Matrix Pharmaceutical, Inc. (Nasdaq: MATX) today announced that Chiron extended its tender offer for all outstanding shares of common stock (including associated rights to purchase preferred stock) of Matrix for $2.21 per share in cash. In accordance with the provisions of the Agreement and Plan of Merger, dated as of January 6, 2002, among Chiron, Manon Acquisition Corp., a wholly owned subsidiary of Chiron, and Matrix requiring the tender offer to be extended in the event Matrix has not completed the sale of certain assets, the tender offer is now extended to 5:00 p.m., New York City time, on Tuesday, February 19, 2002. The tender offer commenced on January 14, 2002, and was initially scheduled to expire at 12:00 midnight, New York City time, on Monday, February 11, 2002. As of 5:00 p.m., New York City time, on February 11, 2002, 22,118,410 shares of Matrix common stock (including 578,181 subject to guaranteed delivery) were validly tendered and not withdrawn, representing approximately 81% of the outstanding shares.

        The tender offer may be further extended on the terms and conditions stated in the Offer to Purchase, dated January 14, 2002, which is available from MacKenzie Partners, Inc., the Information Agent for the tender offer (toll-free 800-322-2885), or from the Securities and Exchange Commission's web site at www.sec.gov. Any extension of the tender offer will be followed as promptly as practicable by a public announcement, which will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

About Chiron Corporation

        Chiron Corporation, headquartered in Emeryville, California, is a global pharmaceutical company that leverages a diverse business model to develop and commercialize high-value products that make a difference in people's lives. The company has a strategic focus on cancer and infectious disease. Chiron applies its advanced understanding of the biology of cancer and infectious disease to develop products from its platforms in proteins, small molecules and vaccines. The company commercializes its products through three business units: biopharmaceuticals, vaccines and blood testing. For more information about Chiron, visit the company's website at www.chiron.com.

About Matrix

        Matrix Pharmaceutical, Inc. is headquartered in Fremont, California. The Company develops novel local and systemic cancer treatments that may improve or extend the lives of people living with cancer. In the field of systemic cancer treatment, Matrix is developing tezacitabine (FMdC), a next-generation nucleoside analogue for the treatment of solid tumors and hematologic malignancies. Matrix has also conducted studies of IntraDose, a novel drug system designed to provide local control of solid tumors through direct injection while reducing the systemic side effects associated with intravenous chemotherapy.

        Matrix Pharmaceutical, Inc. stockholders are advised to read Chiron Corporation's Tender Offer Statement on Schedule TO and Matrix's Solicitation/Recommendation Statement on Schedule 14D-9 because they contain important information. The Schedule TO, the Schedule 14D-9 and other filed documents are available for free at the Securities and Exchange Commission's website at www.sec.gov. In addition, the Schedule TO is available from Chiron Corporation, 4560 Horton Street, Emeryville, California 94608, Telephone: 510-655-8729, and the Schedule 14D-9 is available from Matrix Pharmaceutical, Inc., 34700 Campus Drive, Fremont, California, 94555, Telephone: 510-742-9900. This press release is neither an offer to purchase nor a solicitation of an offer to sell securities of Matrix. The tender offer is being made solely by an offer to purchase and related letter of transmittal disseminated upon the commencement of the tender offer.

        This news release contains forward-looking statements, including statements regarding sales growth, product development initiatives, new product marketing, acquisitions and in- and out-licensing activities, that involve risks and uncertainties and are subject to change. A full discussion of the company's operations and financial condition, including factors that may affect its business and future prospects, is contained in documents the company has filed with the SEC, including the form 10-Q for the quarter ended September 30, 2001 and the form 10-K for the year ended December 31, 2000, and will be contained in all subsequent periodic filings made with the SEC. These documents identify important factors that could cause the company's actual performance to differ from current expectations, including the outcome of clinical trials, regulatory review and approvals, manufacturing capabilities, intellectual property protections and defenses, stock-price and interest-rate volatility, and marketing effectiveness. In particular, there can be no assurance that Chiron will increase sales of existing products, successfully develop and receive approval to market new products, or achieve market acceptance for such new products. There can be no assurance that Chiron's out-licensing activity will generate significant revenue, nor that its in-licensing activities will fully protect it from claims of infringement by third parties. In addition, the company may engage in business opportunities, including, for example, the proposed acquisition of Matrix Pharmaceutical Inc., or similar transactions. The successful completion of such business opportunities, including the Matrix acquisition, is subject to certain risks, including shareholder and regulatory approvals and the integration of operations.

        Consistent with SEC Regulation FD, we do not undertake an obligation to update the forward-looking information we are giving today.

        ###

QuickLinks

  Exhibit (a)(10)
CHIRON AND MATRIX ANNOUNCE EXTENSION OF TENDER OFFER